UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

14 May 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media Release – Telecom announces 4G customer trial

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 14 May 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

MEDIA RELEASE 14 May, 2012

Telecom announces 4G customer trial

Telecom announced today that it will be conducting live customer trials of Long Term Evolution (LTE) mobile technology later this year in preparation for the evolution of its XT network to 4G.

Telecom CEO, Paul Reynolds, said Telecom is committed to remaining at the forefront of mobile technology, evolving its world-class, all 3G, XT network to deliver the best mobile experience to customers.

“Future network investment will be based on maintaining our network leadership position with a particular focus on accommodating the explosive growth in mobile data and continued rise of smartdevices.

“We will progressively adopt 4G network capability, starting with a customer trial later this year using LTE technology. The Ministry of Economic Development is yet to announce its detailed plans for the auction of 700mhz spectrum, which will be important for widespread, cost effective, 4G deployment. But Telecom nevertheless intends to continue on and build real-world experience of 4G operations through this trial.

“To that end, we are currently conducting a technology selection process, with the aim to have the trial service operational with selected business and consumer customers before the end of 2012.

“4G will deliver an even faster mobile data experience for customers and underpin the performance of more and more advanced smartdevices and the applications and services they run.

“It opens up opportunities for our business customers to harness 4G’s capabilities to deliver new applications in areas such as cloud computing, mobility, video and collaboration tools.

“Telecom customers can be confident of having access to the best mobile services today and in the future,” Dr Reynolds said.

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For more information:

Stephanie Fergusson

PR and Media Advisor, Telecom New Zealand

0272822267

Carmela Salisbury

PR and Media Manager, Gen-i

0274895224

Stefan Knight

Head of Investor Relations

0272529438